RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

SEAN M. BEARD DIRECT DIAL: 804-788-8687 EMAIL: sbeard@hunton.com

August 8, 2006	FILE NO: 35422.000026

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: 1934 Act Filing Desk

Green Mountain Power Corporation

Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of our client, Green Mountain Power Corporation (the “Company”), we have enclosed for filing pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, a Preliminary Proxy Statement on Schedule 14A to be used in connection with the special meeting of shareholders of the Company the sole purpose of which will be to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 21, 2006, by and among Northern New England Energy Corporation, Northstars Merger Subsidiary and the Company.

Please direct any questions you may have regarding this filing to the undersigned at (804) 788-8687, Cyane B. Crump at (804) 788-8214 or Edmond P. Murphy at (212) 309-1100.

Yours truly yours,

/s/ Sean M. Beard

Sean M. Beard

Enclosure

cc:	The New York Stock Exchange

Donald J. Rendall, Jr., Esq.

Edmond P. Murphy, Esq.

Cyane B. Crump, Esq.

ATLANTA         AUSTIN         BANGKOK         BRUSSELS         CHARLOTTE         DALLAS        HONG KONG         KNOXVILLE         LONDON

MCLEAN         MIAMI         NEW YORK         NORFOLK         RALEIGH         RICHMOND         WARSAW         WASHINGTON

www.hunton.com